FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Press release

Alcatel-Lucent provides additional 2006 quarterly adjusted pro forma information

Paris, April 3, 2007 – Alcatel-Lucent (Euronext Paris and NYSE: ALU) today provided 2006 quarterly unaudited adjusted pro forma revenues and operating income (loss) for its three operating segments: Carrier, Enterprise, and Services. In addition, the company presented quarterly revenues for the business groups comprising its Carrier operating segment: the Wireline Business Group, the Wireless Business Group, and the Convergence Business Group.

Adjusted pro-forma results include combined operations for Alcatel-Lucent for the twelve-month period ended December 31, 2006. Businesses to be contributed to Thales are presented as discontinued activities. Results from Nortel’s UMTS radio access business are not included as the transaction was completed on December 31, 2006. In addition, these results exclude any impact from purchase price allocation entries.

These estimated results are presented for illustrative purposes only and are neither indicative of the revenues and operating income (loss) that would have been achieved had the merger been completed on January 1st, 2006, nor reflect the cost savings which may result from the merger.

(in Euro millions)	2006				2006
	Q1	Q2	Q3	Q4	12M
Adjusted Pro-forma
Revenues	4,433	4,491	4,909	4,421	18,254
Carriers	3,340	3,367	3,706	3,198	13,611
- of which Wireline	1,342	1,459	1,447	1,454	5,702
- of which Wireless	1,495	1,397	1,674	1,249	5,815
- of which Convergence	503	511	585	495	2,094
Enterprise	342	368	362	419	1,491
Services	674	700	775	819	2,968
Other & eliminations	77	56	66	(15)	184

Operating income (loss) *	246	252	430	(3)	925
Carriers	260	224	389	(75)	798
Enterprise	24	28	24	50	126
Services	(10)	35	60	35	120
Other & eliminations	(28)	(35)	(43)	(13)	(119)
(*) Operating income (loss) from operating activities before restructuring, impairment of intangibles and gain (loss) on disposal of consolidated entities. It does include share based payments.

The first quarter 2007 earnings will be released on May 11th, 2007.

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications, and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved adjusted proforma revenues of Euro 18.3 billion in 2006 and is incorporated in France, with executive offices located in Paris. [All figures exclude impact of activities to be transferred to Thales]. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel :+ 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Stéphane Lapeyrade	Tel.: +33 (0)1 40 76 12 74	stephane.lapeyrade@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel-lucent.com
Maria Alcon	Tel: +33 (0)1 40 76 15 17	maria.alcon@alcatel-lucent.com
John DeBono	Tel: + 1908-582-7793	debono@alcatel-lucent.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: April 03, 2007	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer